Exhibit 99.1

Enerplus Announces 2020 Guidance and Outlook through 2022

CALGARY, Jan. 20, 2020 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) today announced its 2020 exploration and development capital budget of $520 to $570 million and outlook through 2022.

"We remain focused on creating value for shareholders through a combination of sustainable, high return production per share growth, free cash flow generation and low financial leverage," stated Ian C. Dundas, President and Chief Executive Officer. "As we further prioritize our ability to generate meaningful free cash flow throughout commodity price cycles, we are moderating our production growth outlook."

Dundas continued, "Our revised 2020 plan is expected to generate 12% liquids production per share growth under a reduced capital program that is approximately 13% lower than 2019's program of $625 million. This plan is also expected to generate free cash flow at oil prices above US$50 per barrel WTI, a portion of which we intend to continue returning to shareholders through our dividend and opportunistic share repurchases."

Highlights of the 2020 Budget

  Improving capital efficiencies with well costs in North Dakota anticipated to be US$400,000 lower year-over-year
  Annual crude oil and natural gas liquids production is expected to grow to between 57,000 to 60,000 barrels per day
  7% annual crude oil and natural gas liquids production growth at the guidance midpoint (12% growth per share)
  Free cash flow forecast at commodity prices above US$50 per barrel WTI and US$2.25 per Mcf NYMEX
  Continuing focus on return of capital to shareholders through dividends and share repurchases
  Price protection on 56% of forecast net oil production at a floor price of US$57 per barrel WTI, hedged largely through put spreads and collar structures, retaining meaningful exposure to higher crude oil prices
  Maintaining low financial leverage

2020 Capital and Operating Plan

Enerplus' high quality position in North Dakota will continue to attract the majority of the Company's capital spending in 2020. Enerplus has allocated 82% of its 2020 capital budget to its North Dakota development to drill 41 to 46 net wells and bring approximately 45 net wells on production. Sustained improvements in drilling cycle times, completion efficiencies and cost reductions are continuing to drive well costs lower. Enerplus expects its 2020 well costs to average US$7.2 million, approximately US$400,000 lower than its 2019 average.

Enerplus plans to spend 8% of its 2020 capital budget across its Canadian operations. Capital activity includes drilling approximately 9 net producer/injector wells, along with ongoing polymer injection for existing projects and facilities maintenance and optimization.

Capital spending in Enerplus' non-operated Marcellus position is expected to be meaningfully lower in 2020 compared to 2019, in response to lower anticipated natural gas prices. Enerplus plans to spend 5% of its 2020 capital budget in the Marcellus to drill 3 net wells and bring 2 net wells on production.

In 2019, Enerplus continued to advance its understanding of cost structures and well performance in the DJ Basin. The five wells brought on production in late 2019 were completed using various proppant and fluid intensities with encouraging results. On average, the wells have produced approximately 40,000 barrels of oil per well in 130 days on production. Currently the best performing of the five wells is St. Albert 8-67-21-22C, which also had the most competitive completion cost structure. The well has produced over 51,000 barrels of oil in 130 days on production. In 2020, Enerplus plans to drill 5 net wells and complete 3 net wells in the DJ Basin, which includes participating in non-operated wells. With line of sight to competitive development costs, this program is designed to make further progress enhancing economics and to retain acreage.

2020 Exploration & Development Capital Allocation(1)

	%	C$ Millions
North Dakota	82%	$450
Canada	8%	$45
Marcellus	5%	$25
DJ Basin	5%	$25
Total	100%	$545

(1)	Approximate capital allocation based on the midpoint of the budget.

2020 Guidance

Enerplus' oil focused capital program is expected to increase crude oil and natural gas liquids production to between 57,000 to 60,000 barrels per day, on average, in 2020. The Company's natural gas production is expected to decline in 2020 due to limited capital activity in the Marcellus in response to lower anticipated natural gas prices and the Company's decision to abandon and reclaim its non-core asset at Tommy Lakes in Canada due to increasingly marginal economics. The planned shut-in of Tommy Lakes in early 2020 is expected to impact the Company's 2020 production by 1,600 BOE per day (90% natural gas) with minimal impact to cash flow from operating activities. Total Company production is expected to average between 96,000 to 100,000 BOE per day in 2020.

As a result of the Company's 2019 investment profile with only modest fourth quarter capital activity, production in the first quarter of 2020 is expected to decline from the fourth quarter of 2019. Following this, crude oil production is expected to meaningfully increase driven by North Dakota volumes, with strong growth forecast for the second half of 2020.

The Company's realized Bakken crude oil price differential below WTI is projected to be US$5.00 per barrel in 2020. Growing basin production in the Bakken, combined with a narrower Brent-WTI crude oil price spread, led to wider Bakken oil price differentials in the fourth quarter of 2019 and these pricing levels are expected to continue in 2020. For the Marcellus, weak winter natural gas demand year to date is expected to result in a wider natural gas price differential in 2020 compared to 2019. The Company expects its realized Marcellus natural gas price differential to average US$0.45 per Mcf below NYMEX in 2020.

Operating expenses in 2020 are expected to average $8.50 per BOE, an increase from 2019 levels as a result of the Company's liquids production weighting increasing from 54% in 2019 to an expected 60% in 2020.

A summary of Enerplus' 2020 guidance is provided below.

2020 Guidance Summary
Capital spending	$520 to $570 million
Average annual production	96,000 – 100,000 BOE/d
Average annual crude oil and natural gas liquids production	57,000 – 60,000 BOE/d
Average royalty and production tax rate	26%
Operating expense	$8.50/BOE
Transportation expense	$4.00/BOE
Cash G&A expense	$1.50/BOE
2020 Differential/Basis Outlook(1)
U.S. Bakken crude oil differential (compared to WTI crude oil)	US$(5.00)/bbl
Marcellus basis (compared to NYMEX natural gas)	US$(0.45)/Mcf

(1)	Excluding transportation costs.

Return of Capital

Enerplus remains committed to returning capital to shareholders through the combination of a sustainable dividend and share repurchases. The Company is maintaining its monthly dividend level at $0.01 per share and intends to allocate a portion of its 2020 free cash flow after dividends to repurchasing stock, based on current market conditions. The Company's 2020 investment profile, with higher capital spending during the first half of the year, is expected to result in free cash flow generation in the second half of the year. Enerplus will retain flexibility to pre-spend a portion of the expected free cash flow to repurchase shares earlier in the year.

Since initiating its share repurchase program in the third quarter of 2018, Enerplus has repurchased 24.3 million shares, representing approximately 10% of shares outstanding. The Company currently has 7.0 million remaining shares authorized under its normal course issuer bid which expires March 25, 2020 and can be renewed thereafter for another 12 months for up to 10% of the public float (within the meaning under the Toronto Stock Exchange rules).

Outlook through 2022

Consistent with its approach to 2020, in 2021 and 2022, Enerplus expects to provide a competitive balance of sustainable, high return growth on a per share basis, free cash flow generation and low financial leverage. This is expected to result in a high single-digit annual liquids production growth rate over this period and is expected to be further enhanced on a per share basis through future share repurchases.

Price Risk Management Update

Enerplus has approximately 22,000 barrels per day of crude oil protected in 2020, representing approximately 56% of net 2020 crude oil production at the guidance midpoint. The Company has used swaps, put spreads and three-way collar structures to hedge crude oil providing downside protection at approximately $57 per barrel, while retaining meaningful exposure to higher crude oil prices.

Commodity Hedging Detail (As at January 17, 2020)
	WTI Crude Oil (US$/bbl)(1)
	Jan 1 – Mar 31, 2020	Apr 1 – Jun 30, 2020	Jul 1 – Sep 30, 2020	Oct 1 – Dec 31, 2020
Swaps
Sold Swaps	57.02	57.49	57.18	-
Volume (bbls/d)	5,000	7,000	2,000	-
Put Spreads
Sold Puts	$46.88	$46.88	$46.88	$46.88
Volume (bbls/d)	16,000	16,000	16,000	16,000
Purchased Puts	$57.50	$57.50	$57.50	$57.50
Volume (bbls/d)	16,000	16,000	16,000	16,000
Three Way Collars
Sold Puts	-	-	$48.00	$48.00
Volume (bbls/d)	-	-	5,000	5,000
Purchased Puts	-	-	$56.25	$56.25
Volume (bbls/d)	-	-	5,000	5,000
Sold Calls	-	-	$65.00	$65.00
Volume (bbls/d)	-	-	5,000	5,000

(1)	The total average deferred premium on outstanding 2020 hedges is US$1.84/bbl from January 1, 2020 to December 31, 2020.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified.

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are required to be presented on a gross basis before deduction of royalties. In order to continue to be comparable with its Canadian peer companies, unless otherwise stated, the information contained within this news release presents Enerplus' production and BOE measures on a before royalty "company interest" basis. All production volumes presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest. This news release also contains references to the percentage of the Company's production that is hedged under commodity derivatives contracts, this percentage being based upon the Company's net of royalty production volumes.

FORWARD-LOOKING INFORMATION AND STATEMENTS
This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2020 average production volumes, anticipated production growth through 2022, anticipated production mix and Enerplus' expected source of funding thereof; the proportion of Enerplus' anticipated oil and gas production that is hedged; our 2020 operating plans, including the results from our drilling program, anticipated well costs and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs; anticipated cash G&A, operating and transportation expenses; expected average royalty and production tax rate; expected capital spending levels in 2020 and in the future, its components and its impact on production; and expected share purchases through 2022 and sources of funding thereof.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements, and dividend payments as needed; availability of third party services; and the extent of its liabilities. In addition, Enerplus' 2020 guidance contained in this news release is based on the following: a WTI price of between US$50.00/bbl to US$55.00/bbl, a NYMEX price of US$2.25/Mcf, and a USD/CDN exchange rate of 1.30. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations, and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; curtailment of Enerplus' production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its AIF, management's discussion and analysis ("MD&A"), and Form 40-F at December 31, 2018).

NON-GAAP MEASURES
In this news release, Enerplus uses the term "free cash flow" as a measure to analyze operating and financial performance. "Free cash flow" is defined as "Adjusted funds flow less exploration and development capital spending".  "Adjusted funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the term "free cash flow" is a useful supplemental measure as it provides an indication of the results generated by Enerplus' principal business activities. However, this measure is not recognized by U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP. Therefore, this measure, as defined by Enerplus, may not be comparable to similar measures presented by other issuers.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

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For further information: please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 16:35e 20-JAN-20